VAN KAMPEN AMERICAN CAPITAL LIMITED MATURITY GOVERNMENT FUND
                             FILE #811-4491

                      Attachment 77m to form N-SAR
             for the fiscal period ended December 31, 1995:


1. An Agreement and Plan of Reorganization dated July 31, 1995 (the Plan) between Van Kampen American Capital Limited Maturity Government Fund
     ( Limited Maturity ) and Van Kampen American Capital Trust, on behalf of its series, the Van Kampen American Capital Adjustable Rate U.S.
     Government Fund ( VKM Fund ), was approved by the Board of Trustees of Limited Matuirty on May 11, 1995. Following approval of the reorganization by the shareholders of VKM Fund, the assets of VKM Fund were transferred to Limited Maturity in exchange for a number of shares of Limited Maturity equal to the value of the aggregate net assets of VKM Fund immediately prior to the transfer of assets of VKM Fund to Limited Maturity. A copy of the Plan is attached.

2. The above described reorganization was consummated on September 22, 1995 and VKM Fund distributed to its shareholders shares of Limited Maturity received in the reorganization. VKM Fund had no assets or liabilities after September 27, 1995 and is being terminated pursuant to Delaware law.